Free Writing Prospectus (To the Prospectus dated July 23, 2013, the Prospectus Supplement dated July 23, 2013, and the Product Prospectus Supplement dated July 25, 2013)	Filed Pursuant to Rule 433 Registration No. 333-189888 July 30, 2013
Royal Bank of Canada	$ Contingent Barrier Enhanced Notes due August 20, 2014 Linked to the EURO STOXX 50® Index Senior Global Medium-Term Notes, Series F
General
•
The Notes are designed for investors who seek to receive a payment at maturity based on the performance of the EURO STOXX 50® Index (the “Index”).  Investors should be willing to forgo interest and dividend payments and, if a Knock-Out Event occurs, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing August 20, 2014.(a) (b)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about August 2, 2013(b) (the “pricing date”) and are expected to be issued on or about August 7, 2013(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	EURO STOXX 50® Index (Bloomberg symbol “SX5E <Index>”)
Contingent Digital Return:	10%
Maximum Return:	10%
Payment at Maturity:
If a Knock-Out Event does not occur, you will receive a return per $1,000 in principal amount of the Notes equal to the Contingent Digital Return of 10%. Accordingly, your payment per $1,000 in principal amount of the Notes will be calculated as follows:

$1,000 + ($1,000 x Contingent Digital Return)

If a Knock-Out Event occurs, you will receive a return per $1,000 in principal amount of the Notes equal to the lesser of the Percentage Change and the Maximum Return.  Accordingly, your payment per $1,000 in principal amount of the Notes will be the lesser of:

(a) $1,000 + ($1,000 x Percentage Change); and
(b) $1,000 + ($1,000 x Maximum Return)

If a Knock-Out Event occurs, and the Final Level is less than the Initial Level, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  You may lose some or all of your principal.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Royal Bank of Canada to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Barrier Level:	-20%
Percentage Change:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
Knock-Out Event:	A Knock-Out Event will occur if the closing level of the Index is below the Barrier Level on any trading day during the Observation Period.
Observation Period:	Beginning on the pricing date and ending on, and including, the Valuation Date.
Initial Level:	[●], the closing level of the Index on the pricing date.
Final Level:	The closing level of the Index on the valuation date.
Valuation Date:	August 15, 2014(a) (b)
Maturity Date:	August 20, 2014(a) (b)
Calculation Agent:	RBC Capital Markets, LLC
CUSIP/ISIN:	78008S7F7/US78008S7F74
(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Maturity Date” and “—Market Disruption Events” in the product prospectus supplement.
(b)	Expected. In the event we make any change to the expected pricing date and issue date, the valuation date and the maturity date will be changed so that the stated term of the Notes remains the same.
Investing in the Notes involves a number of risks.  See “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and the prospectus and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public	Underwriting Commission2	Proceeds to Royal Bank of Canada
Per Note	100%	1%	99%
Total	$	$	$
1	J.P. Morgan Securities LLC will act as placement agent for the Notes.

RBC Capital Markets, LLC	J.P. Morgan Securities LLC
Placement Agent

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

ADDITIONAL TERMS OF THE NOTES

You should read this free writing prospectus together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.

This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 25, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-EI-1 dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004079/a724130424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

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What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below assume an Initial Level of 2,741.73, and the Final Levels as set forth below.  The actual Initial Level will be determined on the pricing date, and the actual Final Level will be determined based on the closing level of the Index on the valuation date.  The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

		Knock-Out Event Does Not Occur		Knock-Out Event Occurs
Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes	Payment at Maturity	Total Return on the Notes
5,483.46	100.00%	$1,100.00	10.00%	$1,100.00	10.00%
4,112.60	50.00%	$1,100.00	10.00%	$1,100.00	10.00%
3,290.08	20.00%	$1,100.00	10.00%	$1,100.00	10.00%
3,152.99	15.00%	$1,100.00	10.00%	$1,100.00	10.00%
3,015.90	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
2,878.82	5.00%	$1,100.00	10.00%	$1,050.00	5.00%
2,741.73	0.00%	$1,100.00	10.00%	$1,000.00	0.00%
2,604.64	-5.00%	$1,100.00	10.00%	$950.00	-5.00%
2,467.56	-10.00%	$1,100.00	10.00%	$900.00	-10.00%
2,193.38	-20.00%	$1,100.00	10.00%	$800.00	-20.00%
1,919.21	-30.00%	N/A	N/A	$700.00	-30.00%
1,370.87	-50.00%	N/A	N/A	$500.00	-50.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred and the level of the Index increases from the Initial Level of 2,741.73 to a Final Level of 3,152.99, resulting in a Percentage Change of 15.00%.

Because a Knock-Out Event has not occurred and the Percentage Change is greater than or equal to the Barrier Level of -20%, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

Example 2: A Knock-Out Event has not occurred and the level of the Index increases from the Initial Level of 2,741.73 to a Final Level of 2,878.82, resulting in a Percentage Change of 5.00%.

Because a Knock-Out Event has not occurred and the Percentage Change is greater than or equal to the Barrier Level of -20%, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

Example 3: A Knock-Out Event has not occurred and the level of the Index decreases from the Initial Level of 2,741.73 to a Final Level of 2,604.64, resulting in a Percentage Change of -5.00%.

Because a Knock-Out Event has not occurred and the Percentage Change is greater than or equal to the Barrier Level of -20%, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

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Example 4: A Knock-Out Event has occurred and the level of the Index increases from the Initial Level of 2,741.73 to a Final Level of 2,878.82, resulting in a Percentage Change of 5.00%.

Because a Knock-Out Event has occurred and the Percentage Change is less than the Maximum Return, the investor will receive a payment at maturity of $1,050.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050.00

Example 5: A Knock-Out Event has occurred and the level of the Index increases from the Initial Level of 2,741.73 to a Final Level of 3,152.99, resulting in a Percentage Change of 15.00%.

Because a Knock-Out Event has occurred and the Maximum Return is less than the Percentage Change, the investor will receive a payment at maturity of $1,100.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

Example 6: A Knock-Out Event has occurred and the level of the Index decreases from the Initial Level of 2,741.73 to a Final Level of 1,919.21, resulting in a Percentage Change of -30.00%.

Because a Knock-Out Event has occurred and the Percentage Change is less than the Maximum Return, the investor will receive a payment at maturity of $700.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x -30%) = $700.00

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Selected Purchase Considerations

•
Appreciation Potential—The Notes provide the opportunity to receive the Contingent Digital Return if a Knock-Out Event does not occur.  In addition, if a Knock-Out Event does occur and the Percentage Change is greater than zero, you will receive a return per $1,000 in principal amount of the Notes equal to the lesser of the Percentage Change and the Maximum Return.

•
Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the level of the Index, as compared to the Initial Level, of up to 20% if a Knock-Out Event does not occur.  If a Knock-Out Event occurs, and the Final Level is less than the Initial Level, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than zero.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the level of the Index.  If a Knock-Out Event occurs, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
Your Ability to Receive the Contingent Digital Return May Terminate at Any Time during the Observation Period — If the closing level decreases below the Barrier Level on any trading day during the Observation Period, you will be fully exposed to any decline in the level of the Index, and you will not be entitled to receive the benefit provided by the Contingent Digital Return on the Notes. As a result, you will lose some or all of your investment.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Index than an investment in a security linked to the Index providing full participation in the appreciation, because the payment at maturity will not exceed the Contingent Digital Return, or the Maximum Return if a Knock-Out Event has occurred.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Index.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Index increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

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•
You Will Not Have Any Rights to the Securities Included in the Index – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.

•
Many Economic and Market Factors Will Impact the Value of the Notes – In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the securities included in the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Inclusion in the Purchase Price of the Notes of the Underwriting Discount and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes the underwriting discount (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than the principal amount. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets – Because foreign companies or foreign equity securities included in the Index are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, an investment in the Notes involves particular risks. For example, the non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the U.S., as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The securities included in the Index are issued by companies located within the Eurozone, which is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of the Index and, consequently, on the value of the Notes.

•
Market Disruption Events or Unavailability of the Level of the Index and Adjustments – The payment at maturity, the valuation date and the Reference Asset are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the level of the Index on the valuation date, see “General Terms of the Notes—Maturity Date,” “—Unavailability of the Level of the Reference Asset” and “—Market Disruption Events” in the product prospectus supplement.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing levels from January 2, 2002 through July 29, 2013.  The closing level of the Index on July 29, 2013 was 2,741.73.

We obtained the Index closing levels below from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on the valuation date, or at any time during the Observation Period.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

All disclosures contained in this free writing prospectus regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, STOXX Limited, as the sponsor of the Index (“STOXX”). STOXX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of STOXX discontinuing publication of the Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index was created by STOXX, as a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the Index began in February 1998, based on an initial Index level of 1,000 at December 31, 1991.

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Composition and Maintenance

The Index is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices.  Set forth below are the country weightings and market sector weightings of the securities included in the Index as of June 28, 2013:

Country Weightings

France	37.5%	Belgium	3.2%
Germany	32.2%	Ireland	0.7%
Spain	11.5%	Luxembourg	0.6%
Netherlands	7.3%
Italy	7.1%

Sector Weightings

Banks	14.1%	Telecommunications	5.1%
Chemicals	10.2%	Technology	4.7%
Insurance	9.5%	Personal & Household Goods	4.0%
Oil & Gas	8.8%	Construction & Materials	2.8%
Industrial Goods & Services	8.7%	Retail	2.1%
Food & Beverage	8.4%	Media	1.2%
Health Care	7.2%	Real Estate	1.1%
Utilities	6.1%	Basic Resources	0.6%
Automobiles & Parts	5.7%

The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the Index.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Calculation of the Index

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the Index value can be expressed as follows:

Index =	Free float market capitalization of the Index	x 1,000
Adjusted base date market capitalization of the Index

The “free float market capitalization of the Index” is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the Index is being calculated.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of the Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Index) in connection with certain securities, including the Notes offered hereby.

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The license agreement between us and STOXX requires that the following language be stated in this document:

STOXX has no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the Notes.  STOXX does not:

•	sponsor, endorse, sell, or promote the Notes;

•	recommend that any person invest in the Notes offered hereby or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;

•	have any responsibility or liability for the administration, management, or marketing of the Notes; or

•	consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the Index, or have any obligation to do so.

STOXX will not have any liability in connection with the Notes.  Specifically:

•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:

•	the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the Index and the data included in the Index;

•	the accuracy or completeness of the Index and its data;

•	the merchantability and the fitness for a particular purpose or use of the Index and its data;

•	STOXX will have no liability for any errors, omissions, or interruptions in the Index or its data; and

•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

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Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $[10] per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

We expect that delivery of the Notes will be made against payment for the Notes on or about August 7, 2013, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

U.S. Federal Tax Consequences

By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 23, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

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